UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND FOR THE SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2020

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

Legal Information	2
Condensed Interim Statement of Financial Position	3
Condensed Interim Statement of Comprehensive Income	5
Condensed Interim Statement of Changes in Equity	6
Condensed Interim Statement of Cash Flows	7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	13
4 |	Accounting policies	13
5 |	Financial risk management	14
6 |	Critical accounting estimates and judgments	16
7 |	Contingencies and lawsuits	18
8 |	Property, plant and equipment	19
9 |	Right-of-use asset	21
10 |	Other receivables	21
11 |	Trade receivables	22
12 |	Financial assets at fair value through profit or loss	22
13 |	Inventories	22
14 |	Cash and cash equivalents	23
15 |	Share capital and additional paid-in capital	23
16 |	Allocation of profits	23
17 |	Trade payables	23
18 |	Other payables	24
19 |	Borrowings	24
20 |	Salaries and social security taxes payable	25
21 |	Income tax and deferred tax	25
22 |	Tax liabilities	26
23 |	Provisions	26
24 |	Revenue from sales	26
25 |	Expenses by nature	27
26 |	Other operating expense, net	28
27 |	Net financial expense	28
28 |	Basic and diluted (loss) earnings per share	29
29 |	Related-party transactions	29
30 |	Ordinary and Extraordinary Shareholders’ Meeting	30
31 |	Termination of agreement on real estate asset	31
32 |	Events after the reporting period	31

Report on Condensed Interim Financial Statements’ Review

CONDENSED INTERIM
FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

1

CONDENSED INTERIM
FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007 – Note 29

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company: Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 55.126%

CAPITAL STRUCTURE

AS OF JUNE 30, 2020

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 15)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,380,871 treasury shares as of June 30, 2020 and December 31, 2019.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2020 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.20	12.31.19
ASSETS
Non-current assets
Property, plant and equipment	8	116,330,038	115,179,076
Interest in joint ventures		10,574	12,680
Right-of-use asset	9	257,419	296,693
Other receivables	10	42,754	29,599
Total non-current assets		116,640,785	115,518,048

Current assets
Inventories	13	1,969,239	2,190,893
Other receivables	10	501,159	329,384
Trade receivables	11	13,994,505	14,167,443
Financial assets at fair value through profit or loss	12	-	3,172,115
Cash and cash equivalents	14	5,678,533	465,775
Total current assets		22,143,436	20,325,610
TOTAL ASSETS		138,784,221	135,843,658

3

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2020 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.20	12.31.19
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	15	875,074	875,074
Adjustment to share capital	15	30,261,865	30,261,865
Treasury stock	15	31,381	31,381
Adjustment to treasury stock	15	648,469	648,469
Additional paid-in capital	15	420,690	420,690
Cost treasury stock		(2,549,907)	(2,549,907)
Legal reserve		2,155,588	1,465,745
Voluntary reserve		35,658,139	22,551,131
Other comprehensive loss		(245,149)	(245,149)
Retained earnings		(1,795,640)	13,796,850
TOTAL EQUITY		65,460,510	67,256,149

LIABILITIES
Non-current liabilities
Trade payables	17	444,351	420,191
Other payables	18	5,505,985	4,570,433
Borrowings	19	9,537,411	9,320,704
Deferred revenue		1,199,820	307,100
Salaries and social security payable	20	309,343	273,535
Benefit plans		737,405	595,710
Deferred tax liability	21	22,944,502	22,803,049
Provisions	23	2,090,974	2,345,237
Total non-current liabilities		42,769,791	40,635,959
Current liabilities
Trade payables	17	21,557,074	14,441,169
Other payables	18	2,940,927	4,089,452
Borrowings	19	1,058,691	1,886,597
Derivative financial instruments		3,790	233,370
Deferred revenue		31,720	6,079
Salaries and social security payable	20	2,183,723	2,736,884
Benefit plans		51,119	58,124
Income tax payable	21	1,038,770	2,239,275
Tax liabilities	22	1,442,873	2,017,463
Provisions	23	245,233	243,137
Total current liabilities		30,553,920	27,951,550
TOTAL LIABILITIES		73,323,711	68,587,509

TOTAL LIABILITIES AND EQUITY		138,784,221	135,843,658

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

4

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive (Loss) Income

for the six and three-month period ended June 30, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.20	06.30.19	06.30.20	06.30.19

Revenue	24	39,695,934	51,035,304	17,978,204	26,053,250
Electric power purchases		(25,380,109)	(31,000,291)	(11,831,083)	(14,600,561)
Subtotal		14,315,825	20,035,013	6,147,121	11,452,689
Transmission and distribution expenses	25	(8,393,578)	(9,853,269)	(4,557,721)	(5,078,020)
Gross margin		5,922,247	10,181,744	1,589,400	6,374,669

Selling expenses	25	(4,564,481)	(4,592,868)	(2,804,195)	(2,233,051)
Administrative expenses	25	(1,873,105)	(2,084,673)	(959,814)	(1,050,539)
Other operating expense, net	26	(250,220)	(1,156,391)	(189,701)	(726,095)
Gain from interest in joint ventures		(578)	467	(578)	467
Operating profit		(766,137)	2,348,279	(2,364,888)	2,365,451

Agreement on the Regularization of Obligations		-	18,658,875	-	18,658,875

Financial income	27	631,249	588,115	268,775	307,017
Finance costs	27	(2,937,298)	(4,508,499)	(1,651,664)	(1,951,763)
Other finance costs	27	(1,416,278)	(630,993)	(623,854)	362,602
Net finance costs		(3,722,327)	(4,551,377)	(2,006,743)	(1,282,144)

Monetary gain (RECPAM)		3,261,651	8,320,378	1,487,185	3,151,097

Profit before taxes		(1,226,813)	24,776,155	(2,884,446)	22,893,279

Income tax	21	(568,826)	(9,313,602)	327,044	(7,636,218)
Profit for the period		(1,795,639)	15,462,553	(2,557,402)	15,257,061

Comprehensive income for the period attributable to:
Owners of the parent		(1,795,639)	15,462,553	(2,557,402)	15,257,061
Comprehensive profit for the period		(1,795,639)	15,462,553	(2,557,402)	15,257,061

Basic and diluted earnings profit per share:
Earnings per share	28	(2.05)	17.67	(2.90)	16.98

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehesive loss	Retained earnings	Total equity
Balance at December 31, 2018	883,344	30,498,679	23,111	411,655	420,690	(1,868,657)	267,097	641,767	(239,316)	23,108,011	54,146,381

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	1,198,023	21,908,641	-	(23,106,664)	-
Acquisition of own shares	(8,270)	(257,203)	8,270	257,203	-	(682,002)	-	-	-	-	(682,002)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	15,462,553	15,462,553
Balance at June 30, 2019	875,074	30,241,476	31,381	668,858	420,690	(2,550,659)	1,465,120	22,550,408	(239,316)	15,463,900	68,926,932

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	625	723	-	(1,348)	-
Other comprehensive loss	-	-	-	-	-	-	-	-	(5,833)	-	(5,833)
Acquisition of own shares	-	20,389	-	(20,389)	-	752	-	-	-	-	752
Profit for the six-month period	-	-	-	-	-	-	-	-	-	(1,665,702)	(1,665,702)
Balance at December 31, 2019	875,074	30,261,865	31,381	648,469	420,690	(2,549,907)	1,465,745	22,551,131	(245,149)	13,796,850	67,256,149

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 (Note 30)	-	-	-	-	-	-	689,843	13,107,008	-	(13,796,851)	-
Profit for the six-month period	-	-	-	-	-	-	-	-	-	(1,795,639)	(1,795,639)
Balance at June 30, 2020	875,074	30,261,865	31,381	648,469	420,690	(2,549,907)	2,155,588	35,658,139	(245,149)	(1,795,640)	65,460,510

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.20	06.30.19
Cash flows from operating activities
Profit for the period		(1,795,639)	15,462,553

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8	2,735,640	2,677,406
Depreciation of right-of-use assets	9	127,120	65,625
Loss on disposals of property, plants and equipments	8	60,024	48,461
Net accrued interest	27	2,303,097	3,919,097
Exchange difference	27	1,371,216	1,007,358
Income tax	21	568,826	9,313,602
Allowance for the impairment of trade and other receivables, net of recovery	25	1,904,634	580,095
Adjustment to present value of receivables	27	74,760	(12,287)
Provision for contingencies	23	89,797	900,303
Changes in fair value of financial assets	27	(62,863)	(445,141)
Accrual of benefit plans	25	271,095	206,798
Net gain from the repurchase of Corporate Notes	27	(44,483)	2,641
Gain from interest in joint ventures		578	(467)
Income from non-reimbursable customer contributions	26	(4,997)	(4,124)
Termination of agreement on real estate asset		(10,458)	-
Other financial results		84,900	-
Agreement on the Regularization of Obligations		-	(18,658,875)
Monetary gain (RECPAM)		(3,261,651)	(8,320,378)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,270,244)	(5,538,179)
Increase in other receivables		(216,368)	(369,727)
Increase in inventories		(140,346)	(594,944)
Increase in deferred revenue		961,099	-
Increase in trade payables		7,003,774	8,875,923
Increase (Decrease) in salaries and social security payable		12,844	(476,652)
Decrease in benefit plans		(213,487)	-
Decrease in tax liabilities		(403,193)	(1,826)
(Decrease) Increase in other payables		(71,282)	1,721,699
Derivative financial instruments payments		(265,509)	-
Decrease in provisions	23	(35,234)	(70,979)
Payment of income tax payable		(1,476,160)	(2,220,801)
Net cash flows generated by operating activities		7,297,490	8,067,181

7

CONDENSED INTERIM
FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2020

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	06.30.20	06.30.19
Cash flows from investing activities
Payment of property, plants and equipments		(3,492,697)	(6,637,756)
Net collection of financial assets		-	1,694,038
Redemtion net of money market funds		3,207,002	927,169
Mutuum charges granted to third parties		26,338	137,661
Mutuum payments granted to third parties		-	(212,167)
Collection of receivables from sale of subsidiaries		4,273	8,875
Net cash flows used in investing activities		(255,084)	(4,082,180)

Cash flows from financing activities
Payment of borrowings		(810,642)	(840,043)
Payment of financial lease liability		(149,014)	(196,118)
Payment of interests from borrowings		(600,974)	(594,665)
Repurchase of corporate notes		(165,695)	(147,281)
Acquisition of own shares		-	(682,002)
Net cash flows used in financing activities		(1,726,325)	(2,460,109)

Increase in cash and cash equivalents		5,316,081	1,524,892

Cash and cash equivalents at the beginning of year	14	465,775	48,268
Exchange differences in cash and cash equivalents		(77,617)	57,524
Result from exposure to inflation		(25,706)	(4,639)
Increase in cash and cash equivalents		5,316,081	1,524,892
Cash and cash equivalents at the end of the period	14	5,678,533	1,626,045

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations		-	18,658,875

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(453,929)	(928,237)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(87,847)	-

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	1 | General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last fiscal year, the Company recorded negative working capital. This situation is due mainly to the suspension of the electricity rate adjustments since February 2019, and the constant increase of the operating costs necessary to maintain the level of service -whose transfer to tariffs, if applied, takes place only every six months-, the Argentine economy’s inflationary context, and the sustained recession since mid-2018. The Company has been significantly affected by the freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the record high levels of inflation suffered over the last eighteen months and the uncertainty as to when the update of costs will be finally recognized. Additionally, this situation is exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact and whose long-term consequences are uncertain and difficult to assess for the global economy, for Argentina and, hence, for the Company, which is currently being affected by: (i) increases in the delinquency rate, due to the suspension of both due dates and disconnection actions, and the provision of electricity free of charge, all this for certain customer segments; (ii) the fall in demand as a consequence of a lower industrial activity, which is not offset by the increase recorded in residential consumption; (iii) the interruption of the chain of payments; and (iv) the constant increase in the levels of electricity theft.

The Company’s Board of Directors is currently assessing different alternatives aimed at obtaining the necessary funds to reverse the aforementioned effects.

9

CONDENSED INTERIM
FINANCIAL STATEMENTS

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

o	2.2% fall of the GDP in 2019 compared to 2018;
o	Economic contraction by an estimated 10% for 2020 (IMF - World Economic Outlook Report), due to the loss of confidence, the tightening of credit requirements, and the effects of the COVID-19;
o	Continuous increase of both public spending and fiscal deficit;
o	High levels of inflation that are expected to remain high over time;

Additionally, the enactment, by the end of 2019, of Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency, whereby the PEN was authorized to keep electricity rates under federal jurisdiction unchanged for one hundred and eighty days, the ENRE’s instruction directing edenor not to increase its electricity rates, and the issuance on June 19, 2020 of Executive Order No. 543 that extended said period for another one hundred and eighty calendar days, postponing the update of the electricity rate schedule, impact directly on the Company’s financial soundness.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety. It is in this regard that the Company was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities that have occurred since March 2020.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of these uncertainties.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2019, mainly as a consequence of the public health emergency (Executive Orders issued on the grounds of Necessity and Urgency Nos. 260 and 287), due to the effects of the global pandemic, based on which, in Argentina, the PEN implemented a series of measures (Executive Orders issued on the grounds of Necessity and Urgency Nos. 297/2020, 325/2020, 355/2020, 408/2020, 459/2020, 493/2020, 520/2020, 576/2020, 605/2020 and 641/2020 and supplementary regulations) aimed at reducing the movement of the population, providing for the mandatory and preventive social isolation, in its different stages, as from March 20, allowing only for the movement of those individuals related to the provision of essential services and products, among which the electricity service provided by distribution companies, such as edenor, and the other companies comprising the energy production cycle is included.

10

CONDENSED INTERIM
FINANCIAL STATEMENTS

At the date of issuance of these condensed interim financial statements the ending of the mandatory and preventive social isolation period, as well as its effects, is uncertain as it is dependent on the development of the pandemic.

a)	Intervention of the Regulatory Authority

On March 16, 2020, by means of Executive Order No. 277/20, the PEN provided, within the framework of the public emergency and in accordance with the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation, for the intervention of the ENRE until December 31, 2020.

b)	Regularization of Obligations

Within the framework of the Agreement on the Regularization of Obligations, and based on the terms of the second clause thereof, as of June 30, 2020, the Company recorded the update, relating to the current period, of the amounts related to “penalties to be used for investments” for a total of $ 744 million, which have been charged to financial interest expense, totaling a liability pending application for $ 5,392.5 million.

c)	Effects related to the COVID-19

1.      Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

2.      Prohibition against the interruption of service provision: on March 25, 2020 the PEN issued Executive Order No. 311/2020 and its subsequent regulation, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020, during the period between April 24, 2020 and September 20, 2020. Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly on the Company’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

3.      System of payment for the service: by means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by Executive Order 543/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to three bills, mentioned in the preceding paragraph -this was modified by DNU No. 543/2020 that brought the total of unpaid bills to six-, may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope is still being defined by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the MEM associated with these consumptions.

11

CONDENSED INTERIM
FINANCIAL STATEMENTS

4.      Consumption estimate: in the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to Customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demands, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolves that in the case of T1R (small-demand residential tariff) category customers with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolves that T2 (medium-demand), T3 (large-demand) and Toll tariff category customers subject to compliance with the mandatory isolation, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

Finally, on May 15, 2020, by means of note No. NO-2020-32411442, the ENRE instructs the Company to begin to carry out reading tasks of T1 (small-demand tariff) customers’ meters so that the billing reflects actual consumption.

In this regard, it is provided that if from the previous consumption estimate process a difference arises in favor of the customer, it must be reimbursed by the Company in the first bill with actual reading. Furthermore, if the difference is in favor of the Company, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020. All this impacts on the Company’s economic and financial situation.

5.      Freeze on electricity rates: on June 19, 2020, DNU No. 543/2020 was issued, whereby the authority to keep the electricity rates under federal jurisdiction unchanged was extended for an additional term of 180 calendar days.

d)    Penalties

At the date of issuance of these condensed interim financial statements, the Company is complying with the payment of the six penalty-related installments, whose payment had been deferred by the Electricity Rate Schedule Mantenance Agreement entered into with the Federal Government on September 19, 2019. In this regard, the payment of the sixth and last installment of the aforementioned agreement was made in the first days of August of the current year.

Furthermore, on June 3, 2020, by means of Resolution No. 42/2020, the ENRE resolves to approve the new methodology for crediting and distributing the penalties payable to all the active customers, and the regulations of the methodology for crediting the penalties payable to disconnected customers, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of June 30, 2020, the penalties payable to active customers amounted to $ 150 million.

12

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2020 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

These condensed interim financial statements for the six-month period ended June 30, 2020 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the six-month period ended June 30, 2020 and its comparative period as of June 30, 2019 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on August 10, 2020.

Due to the mandatory lockdown ordered by the national authorities, the Company is unable to proceed with the transcription of these condensed interim financial statements to the pertinent registered books.

The condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2019 prepared under IFRS.

The balances as of December 31 and for the six and three-month period ended June 30, 2019, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates to the purchasing power of the currency at June 30, 2020, as a consequence of the restatement of the financial information described hereunder.

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2020, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the BCRA Market Expectations Survey index for the last month of the period, inasmuch as the FACPCE index was not yet available at the closing date of the Company’s accounting processes.

The inflation rate applied for the period between January 1, 2020 and June 30, 2020, based on that indicated in the preceding paragraph, amounted to 13.7%. It does not cause significant distortions that, in the Company’s opinion, could affect the interpretation of these condensed interim financial statements or investor decisions if the definitive index established by the FACPCE, which was published subsequent to the closing of the Company’s accounting process, had been used.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the Financial Statements for the last financial year, which ended on December 31, 2019.

Accounting standards, amendments and interpretations issued by the IASB in the last few years, effective as of June 30, 2020 and adopted by the Company:

13

CONDENSED INTERIM
FINANCIAL STATEMENTS

- IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies” (amended in October 2018). The amendment clarifies the definition of “material” for ease of understanding.

- IFRS 16 “Leases”, amended in May 2020. It permits lessors, as a practical expedient, not to assess whether a lease modification exists in the event of rent concessions occurring as a direct consequence of the COVID-19. It applies to annual periods beginning on or after 1 June 2020. The cumulative effect is recognized as an adjustment to the opening balance of retained earnings at the beginning of the period in which the amendment is first applied, with early adoption permitted.

- IFRS 17 “Insurance Contracts”, published in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company has not early adopted this standard.

- IAS 16 “Property, Plant and Equipment”, amended in May 2020. It eliminates the possibility of deducting from the cost of property, plant and equipment any proceeds from the sale of ítems produced while bringing the asset to the location, carrying out its installation process and preparing it for its intended use. It is applicable retrospectively from January 1, 2022, with early adoption permitted. The Company has not early adopted this standard.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It specifies that the unavoidable cost of fulfilling an onerous contract is the lower of the cost of fulfilling its provisions and the amount of any compensation or penalties arising from failure to fulfil it. It applies to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company has not early adopted this standard.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in the international markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

14

CONDENSED INTERIM
FINANCIAL STATEMENTS

a.	Market risks

i.	Currency risk

As of June 30, 2020 and December 31, 2019, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.20	Total 12.31.19

ASSETS
CURRENT ASSETS
Other receivables	USD	6,213	70.460	437,768	68,097
	EUR	2	79.267	159	-
	CHF	54,609	0.654	35,698	-
Financial assets at fair value through profit or loss	USD	-	70.460	-	3,172,143
Cash and cash equivalents	USD	43,894	70.460	3,092,771	136,874
	EUR	11	79.268	872	840
TOTAL CURRENT ASSETS				3,567,268	3,377,954
TOTAL ASSETS				3,567,268	3,377,954

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	135,359	70.460	9,537,411	9,320,704
TOTAL NON-CURRENT LIABILITIES				9,537,411	9,320,704
CURRENT LIABILITIES
Trade payables	USD	6,588	70.460	464,204	616,504
	EUR	212	79.267	16,805	32,410
	CHF	-	67.186	-	17,461
	NOK	-	7.356	-	530
Borrowings	USD	15,025	70.460	1,058,691	1,886,597
Other payables	USD	9,087	70.460	640,270	618,726
TOTAL CURRENT LIABILITIES				2,179,970	3,172,228
TOTAL LIABILITIES				11,717,381	12,492,932

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2020 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) Norwegian Krones (NOK) and Japanese Yens (JPY).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2020 and December 31, 2019:

15

CONDENSED INTERIM
FINANCIAL STATEMENTS

	LEVEL 1	LEVEL 2	TOTAL

At June 30, 2020
Assets
Cash and cash equivalents:
Money market funds	3,231,003	-	3,231,003
Total assets	3,231,003	-	3,231,003

Liabilities
Derivative financial instruments	-	3,790	3,790
Total liabilities	-	3,790	3,790

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	3,172,115	-	3,172,115
Cash and cash equivalents
Money market funds	283,916	-	283,916
Total assets	3,456,031	-	3,456,031

Liabilities
Derivative financial instruments	-	233,370	233,370
Total liabilities	-	233,370	233,370

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2020 and December 31, 2019 all the loans were obtained at fixed interest rates, except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements, mainly under the current circumstances posed by the COVID-19 pandemic mentioned in Notes 1 and 2, which could affect the Company’s operations and the judgment exercised by Management in each and every aspect related to predictive situations.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2019, except for certain parameters that are described below:

16

CONDENSED INTERIM
FINANCIAL STATEMENTS

a.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired.

Due to that described in Note 1, and taking into consideration the impacts on the Company’s economic and financial equation, the projections made by edenor at December 31, 2019 have been updated at March 31, 2020, there being no new indicators showing that an impairment may exist concerning the recoverability of its property, plant and equipment.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 12.67% and taking into account the following effects resulting from the situation mentioned in Note 1:

•       Decrease in demand of 15% for the months of April, May and June; 10% for the month of July, and 5% for the months of August, September and October 2020, compared to the average demand recorded in the last few months;

•       Decrease in collections of 40% for the months of April, May and June; 25% for the month of July, and 10% for the months of August, September and October 2020;

•       Reduction of 8% and 16% in operating expenses and capital expenditures, respectively.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these condensed interim financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario called Optimistic scenario: the Company forecasts that the CPD increases will be transferred to tariffs as from January 2021. Furthermore, as from that date, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 12 monthly installments. Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. As from February 2022, a new RTI period would come into effect, which would imply a redefinition of revenues to face larger investments and an increase in the level of activity. Probability of occurrence assigned 5%.

17

CONDENSED INTERIM
FINANCIAL STATEMENTS

b)	Scenario called Intermediate scenario: the Company forecasts that the CPD increases will be transferred to tariffs in January 2021, July 2021 and January 2022. Furthermore, in January 2021, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 70%.

c)	Scenario called Pessimistic scenario: The RTI would be breached. Moreover, the Company forecasts that 80% of the CPD increases will be transferred to tariffs in January 2022 and January 2023. Furthermore, in January 2022, 80% of the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). As from February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 25%.

The Company has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

At the date of these condensed interim financial statements, the demand and collection indicators used for the test for recoverability of long-lived fixed assets carried out as of March 31, 2020 have improved, which allows the Company to conclude that there are no new indicators showing that an impairment may exist.

Note	7 | Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, the variation recorded in the United States dollar exchange rate and, mainly, the significant decrease recorded in interest rates compared to the fiscal year ended December 31, 2019, as a consequence of a combination of external factors and the local macroeconomic context, have resulted in a decrease as of June 30, 2020 in the Company’s estimates of the amounts related to the different contingencies and lawsuits. Note 23.

18

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	8 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	2,719,461	25,056,019	71,332,462	30,391,887	4,548,033	25,701,249	276,376	160,025,487
Accumulated depreciation	(520,126)	(7,802,533)	(23,460,146)	(10,184,193)	(2,879,413)	-	-	(44,846,411)
Net amount	2,199,335	17,253,486	47,872,316	20,207,694	1,668,620	25,701,249	276,376	115,179,076

Additions	9,302	929,256	15,156	76,833	145,918	2,683,790	86,371	3,946,626
Disposals	-	(1,282)	(11,339)	(47,403)	-	-	-	(60,024)
Transfers	150,707	2,895,747	2,265,904	1,904,177	151,887	(7,275,048)	(93,374)	-
Depreciation for the period	(33,955)	(464,503)	(1,273,995)	(641,746)	(321,441)	-	-	(2,735,640)
Net amount 06.30.20	2,325,389	20,612,704	48,868,042	21,499,555	1,644,984	21,109,991	269,373	116,330,038

At 06.30.20
Cost	2,879,469	28,877,686	73,549,079	32,309,116	4,845,838	21,109,991	269,373	163,840,552
Accumulated depreciation	(554,080)	(8,264,982)	(24,681,037)	(10,809,561)	(3,200,854)	-	-	(47,510,514)
Net amount	2,325,389	20,612,704	48,868,042	21,499,555	1,644,984	21,109,991	269,373	116,330,038

•	During the period ended June 30, 2020, the Company capitalized as direct own costs $ 593.2 million.
•	Includes $ 923.1 million in additions, related to a 500/220 kW - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

19

CONDENSED INTERIM
FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	2,534,021	24,073,071	66,542,782	27,534,887	4,644,616	23,444,719	341,453	149,115,549
Accumulated depreciation	(426,235)	(6,948,074)	(21,280,908)	(9,023,410)	(2,211,814)	-	-	(39,890,441)
Net amount	2,107,786	17,124,997	45,261,874	18,511,477	2,432,802	23,444,719	341,453	109,225,108

Additions	6,859	1,816	9,678	120,578	494,087	5,620,694	128,316	6,382,028
Disposals	-	-	(2,379)	(46,082)	-	-	-	(48,461)
Transfers	180,444	913,637	2,199,112	1,266,780	(607,839)	(3,656,369)	(295,765)	-
Depreciation for the period	(57,980)	(432,593)	(1,244,577)	(590,394)	(351,862)	-	-	(2,677,406)
Net amount 06.30.19	2,237,109	17,607,857	46,223,708	19,262,359	1,967,188	25,409,044	174,004	112,881,269

At 06.30.19
Cost	2,721,325	24,988,526	68,642,709	28,856,398	4,530,864	25,409,044	174,004	155,322,870
Accumulated depreciation	(484,216)	(7,380,669)	(22,419,001)	(9,594,039)	(2,563,676)	-	-	(42,441,601)
Net amount	2,237,109	17,607,857	46,223,708	19,262,359	1,967,188	25,409,044	174,004	112,881,269

•	During the period ended June 30, 2019, the Company capitalized as direct own costs $ 753.8 million.

20

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	9 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.20	12.31.19
Total right-of-use asset by leases	257,419	296,693

The development of right-of-use assets is as follows:

	06.30.20	12.31.19
Balance at beginning of year	251,894	-
Incorporation by adoption of IFRS 16	-	479,815
Increase	87,846	3,482
Payments	(149,014)	(241,508)
Exchange difference and gain on net monetary position	161,274	10,105
Balance at end of the period	352,000	251,894

Note	10 | Other receivables

	Note	06.30.20	12.31.19
Non-current:
Financial credit		18,040	25,170
Related parties	29.d	3,576	4,429
Credit for Real estate asset	31	21,138	-
RDSA credit		2,125,890	2,417,195
Allowance for the impairment of other receivables (1)		(2,125,890)	(2,417,195)
Total non-current		42,754	29,599

Current:
Prepaid expenses		62,519	17,288
Credit for Real estate asset	31	42,276	68,097
Advances to suppliers		22,506	281
Advances to personnel		1,722	-
Security deposits		32,105	28,354
Financial credit		22,407	50,895
Receivables from electric activities		123,812	114,122
Related parties	29.d	63,671	29,297
Guarantee deposits on derivative financial instruments		81,996	-
Judicial deposits		71,347	78,018
Tax credits		21,553	17,258
Other		889	76
Allowance for the impairment of other receivables		(45,644)	(74,302)
Total current		501,159	329,384

The value of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

21

CONDENSED INTERIM
FINANCIAL STATEMENTS

 The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.20	06.30.19
Balance at beginning of year	2,491,497	135,139
Increase	45,410	13,957
Result from exposure to inlfation	(299,407)	(24,376)
Recovery	(65,966)	(23,983)
Balance at end of the period	2,171,534	100,737

Note	11 | Trade receivables

	06.30.20	06.30.19
Current:
Sales of electricity – Billed	10,395,152	8,771,074
Sales of electricity – Unbilled	6,286,597	6,585,696
PBA & CABA government credit (1)	203,142	285,803
Framework Agreement	9,003	10,237
Fee payable for the expansion of the transportation and others	25,041	28,478
Receivables in litigation	214,047	244,330
Allowance for the impairment of trade receivables	(3,138,477)	(1,758,175)
Total current	13,994,505	14,167,443

(1)	As disclosed in Note 2.e) to the Financial Statements as of December 31, 2019, the Province of Buenos Aires and the Federal Government have a debt with the Company, for the consumption of electricity by low-income neighborhoods and shantytowns, which as of June 30, 2020 amounts to a total of $ 1,785.1 million, related to the October 2017-June 2020 period. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.20	06.30.19
Balance at beginning of the year	1,758,175	1,575,668
Increase	1,925,190	590,121
Decrease	(316,714)	(279,003)
Result from exposure to inlfation	(228,174)	(288,671)
Balance at end of the period	3,138,477	1,598,115

Note	12 | Financial assets at fair value through profit or loss

	06.30.20	12.31.19

Current
Money market funds	-	3,172,115
Total current	-	3,172,115

Note	13 | Inventories

22

CONDENSED INTERIM
FINANCIAL STATEMENTS

	06.30.20	12.31.19
Current
Supplies and spare-parts	1,922,417	2,108,428
Advance to suppliers	46,822	82,465
Total inventories	1,969,239	2,190,893

Note	14 | Cash and cash equivalents

	06.30.20	12.31.19	06.30.19
Cash and banks	2,447,530	181,859	142,860
Money market funds	3,231,003	283,916	1,483,185
Total cash and cash equivalents	5,678,533	465,775	1,626,045

Note	15 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at June 30, 2020 and December 31, 2019	31,816,789	420,690	32,237,479

As of June 30, 2020, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	16 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of June 30, 2020, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	17 | Trade payables

23

CONDENSED INTERIM
FINANCIAL STATEMENTS

	Note	06.30.20	12.31.19
Non-current
Customer guarantees		243,815	242,298
Customer contributions		200,536	177,893
Total non-current		444,351	420,191

Current
Payables for purchase of electricity - CAMMESA		11,430,974	4,965,547
Provision for unbilled electricity purchases - CAMMESA		6,285,636	5,615,014
Suppliers		3,440,913	3,458,928
Advance to customer		331,076	324,100
Customer contributions		31,103	35,087
Discounts to customers		37,372	42,493
Total current		21,557,074	14,441,169

The fair values of non-current customer contributions as of June 30, 2020 and December 31, 2019 amount to $ 56.8 million and $ 51.3 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	18 | Other payables

	Note	06.30.20	12.31.19
Non-current
ENRE penalties and discounts		5,392,458	4,471,102
Financial Lease Liability (1)		113,527	99,331
Total Non-current		5,505,985	4,570,433

Current
ENRE penalties and discounts		2,654,889	3,850,750
Related parties	29.d	9,532	14,288
Advances for works to be performed		6,127	6,976
Payment agreements with ENRE		28,237	54,845
Financial Lease Liability (1)		238,473	152,563
Other		3,669	10,030
Total Current		2,940,927	4,089,452

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the financial lease liability is as follows:

	06.30.20	12.31.19
Balance at beginning of year	251,894	-
Incorporation by adoption of IFRS 16	-	479,815
Increase	87,846	3,482
Payments	(149,014)	(241,508)
Exchange difference and gain on net monetary position	161,274	10,105
Balance at end of the period	352,000	251,894

Note	19 | Borrowings

24

CONDENSED INTERIM
FINANCIAL STATEMENTS

	06.30.20	12.31.19
Non-current
Corporate notes (1)	9,537,411	9,320,704
Total non-current	9,537,411	9,320,704

Current
Interest from corporate notes	166,743	163,120
Borrowing	891,948	1,723,477
Total current	1,058,691	1,886,597

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of June 30, 2020 and December 31, 2019 amount approximately to $ 8,408.3 million and $ 9,036.3 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The applicable fair value category is Level 1 category.

Subsequent to the closing date of these condensed interim financial statements, through successive market transactions, the Company has repurchased Corporate Notes for a total of United States dollars 22.1 million nominal value, which is equivalent to $ 1,585.5 million.

Note	20 | Salaries and social security taxes payable

	06.30.20	12.31.19
Non-current
Early retirements payable	33,926	44,907
Seniority-based bonus	275,417	228,628
Total non-current	309,343	273,535

Current
Salaries payable and provisions	1,568,216	2,392,725
Social security payable	589,416	312,208
Early retirements payable	26,091	31,951
Total current	2,183,723	2,736,884

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	21 | Income tax and deferred tax

	06.30.20	12.31.19
Current
Tax payable 2019	740,654	3,302,146
Provision of income tax payable	367,199	-
Tax withholdings	(69,083)	(1,062,871)
Total current	1,038,770	2,239,275

The detail of deferred tax assets and liabilities is as follows:

25

CONDENSED INTERIM
FINANCIAL STATEMENTS

	06.30.20	12.31.19
Deferred tax assets
Trade receivables and other receivables	900,044	629,907
Trade payables and other payables	713,337	683,935
Salaries and social security payable	200,684	129,096
Benefit plans	108,182	123,006
Tax liabilities	18,115	20,036
Provisions	688,539	764,766
Deferred tax asset	2,628,901	2,350,746

Deferred tax liabilities
Property, plants and equipments	(22,525,526)	(22,334,996)
Financial assets at fair value through profit or loss	(275,863)	(236,697)
Borrowings	(2,889)	(3,931)
Adjustment effect on tax inflation	(2,769,125)	(2,578,171)
Deferred tax liability	(25,573,403)	(25,153,795)

Net deferred tax assets	(22,944,502)	(22,803,049)

The detail of the income tax expense is as follows:

	06.30.20	06.30.19
Deferred tax	(141,453)	(4,708,649)
Current tax	(367,199)	(4,478,756)
Difference between provision and tax return	(60,174)	(126,197)
Income tax expense	(568,826)	(9,313,602)

	06.30.20	06.30.19
Profit for the period before taxes	(1,226,813)	24,776,155
Applicable tax rate	30%	30%
Result for the period at the tax rate	368,044	(7,432,847)
Gain on net monetary position	(507,932)	(1,181,736)
Income tax expense	575,653	706,419
Adjustment effect on tax inflation	(940,803)	(1,387,974)
Difference between provision and tax return	(63,788)	(17,464)
Income tax expense	(568,826)	(9,313,602)

Note	22 | Tax liabilities

	06.30.20	12.31.19
Non-current
Current
Provincial, municipal and federal contributions and taxes	251,717	203,556
VAT payable	897,264	1,480,458
Tax withholdings	133,707	167,214
SUSS withholdings	6,761	9,586
Municipal taxes	153,424	156,649
Total current	1,442,873	2,017,463

Note	23 | Provisions

26

CONDENSED INTERIM
FINANCIAL STATEMENTS

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.19	2,345,237	243,137

Increases	186,163	17,846
Decreases	(49,695)	14,461
Recovery	(114,212)	-
Result from exposure to inflation for the period	(276,519)	(30,211)
At 06.30.20	2,090,974	245,233

At 12.31.18	1,870,948	327,693
Increases	877,352	22,951
Decreases	(99,001)	28,022
Result from exposure to inflation for the period	(342,771)	(60,036)
At 06.30.19	2,306,528	318,630

Note	24 | Revenue from sales

	06.30.20	06.30.19
Sales of electricity	39,510,277	50,810,169
Right of use on poles	159,436	175,602
Connection charges	22,377	33,494
Reconnection charges	3,844	16,039
Total Revenue from sales	39,695,934	51,035,304

27

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	25 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	3,300,595	522,732	680,335	4,503,662
Pension plans	198,677	31,466	40,952	271,095
Communications expenses	54,149	188,909	307	243,365
Allowance for the impairment of trade and other receivables	-	1,904,634	-	1,904,634
Supplies consumption	830,512	-	73,520	904,032
Leases and insurance	265	157	125,192	125,614
Security service	113,633	17,984	11,695	143,312
Fees and remuneration for services	1,561,607	790,240	542,975	2,894,822
Public relations and marketing	-	11,754	-	11,754
Advertising and sponsorship	-	6,055	-	6,055
Reimbursements to personnel	9	77	394	480
Depreciation of property, plants and equipments	2,151,868	320,667	263,105	2,735,640
Depreciation of right-of-use asset	12,712	25,424	88,984	127,120
Directors and Supervisory Committee members’ fees	-	-	14,830	14,830
ENRE penalties	169,369	155,669	-	325,038
Taxes and charges	-	588,611	27,144	615,755
Other	182	102	3,672	3,956
At 06.30.20	8,393,578	4,564,481	1,873,105	14,831,164

(1) Includes recovery of technical service quality-related penalties for $ 366.7 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2020 for $ 593.2 million.

Expenses by nature at 06.30.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	3,509,957	580,810	777,861	4,868,628
Pension plans	149,088	24,670	33,040	206,798
Communications expenses	60,495	211,906	11,832	284,233
Allowance for the impairment of trade and other receivables	-	580,095	-	580,095
Supplies consumption	960,928	-	83,497	1,044,425
Leases and insurance	387	-	122,888	123,275
Security service	185,525	34,860	35,920	256,305
Fees and remuneration for services	1,509,759	898,481	691,333	3,099,573
Public relations and marketing	-	36,348	-	36,348
Advertising and sponsorship	-	18,725	-	18,725
Reimbursements to personnel	54	119	481	654
Depreciation of property, plants and equipments	2,106,061	313,841	257,504	2,677,406
Depreciation of right-of-use asset	21,875	21,875	21,875	65,625
Directors and Supervisory Committee members’ fees	-	-	14,960	14,960
ENRE penalties	1,348,565	1,401,345	-	2,749,910
Taxes and charges	-	469,563	30,464	500,027
Other	575	230	3,018	3,823
At 06.30.19	9,853,269	4,592,868	2,084,673	16,530,810

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2019 for $ 753.8 million.

28

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	26 | Other operating expense, net

	Note	06.30.20	06.30.19
Other operating income
Services provided to third parties		109,589	108,838
Commissions on municipal taxes collection		86,166	69,718
Related parties	29.a	41,905	57,103
Income from non-reimbursable customer contributions		4,997	4,124
Other		37,764	116,624
Total other operating income		327,985	356,407

Other operating expense
Gratifications for services		(25,569)	(49,983)
Cost for services provided to third parties		(39,260)	(54,828)
Severance paid		(9,670)	(12,279)
Debit and Credit Tax		(346,511)	(444,893)
Recovery (Provision) for contingencies (1)		(89,797)	(900,303)
Disposals of property, plant and equipment		(60,024)	(48,461)
Refund of fines to suppliers		-	-
Other		(7,374)	(2,051)
Total other operating expense		(578,205)	(1,512,798)
Other operating expense, net		(250,220)	(1,156,391)

(1)	As of June 30, 2020 includes a recovery of the estimated amount of the provision for $ 114.2 million (see note 7).

Note	27 | Net finance costs

	06.30.20	06.30.19
Financial income
Commercial interest	631,249	588,115
Total financial income	631,249	588,115

Finance costs
Interest and other	(1,513,781)	(1,506,541)
Fiscal interest	(71,735)	(3,659)
Commercial interest	(1,348,830)	(2,997,012)
Bank fees and expenses	(2,952)	(1,287)
Total finance costs	(2,937,298)	(4,508,499)

Other financial results
Exchange differences	(1,371,216)	(1,007,358)
Adjustment to present value of receivables	(74,760)	12,287
Changes in fair value of financial assets	62,863	445,141
Net gain from the repurchase of Corporate Notes	44,483	(2,641)
Other finance costs	(77,648)	(78,422)
Total other finance costs	(1,416,278)	(630,993)
Total net finance costs	(3,722,327)	(4,551,377)

29

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	28 | Basic and diluted earnings per share

Basic

The basic (loss) earnings per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincides with the diluted (loss) earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	06.30.20	06.30.19
Profit for the year attributable to the owners of the Company	(1,795,639)	15,462,553
Weighted average number of common shares outstanding	875,074	875,074
Basic and diluted profit earnings per share – in pesos (*)	(2.05)	17.67

(*) As of June 30, 2019, includes the result of the Agreement on the Regularization of Obligations.

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	06.30.20	06.30.19

PESA	Impact study	2,512	958
SACDE	Reimbursement expenses	39,393	56,145
		41,905	57,103

b.	Expense

Company	Concept	06.30.20	06.30.19

PESA	Technical advisory services on financial matters	(84,900)	(79,298)
SACME	Operation and oversight of the electric power transmission system	(48,524)	(51,071)
OSV	Hiring life insurance for staff	(11,142)	(4,928)
FIDUS	Legal fees	(3,206)	-
ABELOVICH, POLANO & ASOC.	Legal fees	(359)	(965)
		(148,131)	(136,262)

30

CONDENSED INTERIM
FINANCIAL STATEMENTS

c.	Key Management personnel’s remuneration

	06.30.20	06.30.19
Salaries	138,159	176,843

The balances with related parties are as follow:

d.	Receivables and payables

	06.30.20	12.31.19
Other receivables - Non current
SACME	3,576	4,429
	3,576	4,429

Other receivables - Current
SACDE	37,905	-
FIDUS SGR	25,000	28,426
SACME	766	871
	63,671	29,297

Other payables
SACME	(9,532)	(14,288)
	(9,532)	(14,288)

Note	30 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2019;
-	To allocate the $ 13,088.1 million profit for the year ended December 31, 2019 (at the purchasing power of the currency at June 30, 2020 amounts to $ 13,796.8 million) to the:
•	Statutory reserve: $ 654.4 million (at the purchasing power of the currency at June 30, 2020 amounts to $ 689.8 million);
•	Discretionary reserve: $ 12,433.7 million (at the purchasing power of the currency at June 30, 2020 amounts to $ 13,107.0 million) under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To approve the amendment of Sections Nos. 13, 19, 23, 25 and 33 of the By-laws, subject to the approval of the ENRE and any other relevant administrative authority;
-	To approve the consolidated text of the By-laws with the proposed amendments.

31

CONDENSED INTERIM
FINANCIAL STATEMENTS

Note	31 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following events stand out as of the date of issuance of these condensed interim financial statements, in addition to those mentioned in our annual Financial Statements:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received payment of the first installment for USD 100,000, which fell due on April 21, 2020. Furthermore, in the second quarter of 2020, the Company entered into an agreement on the extension of maturity dates, pursuant to which the following payments were renegotiated: a) the second installment for USD 50,000, whose maturity date was July 20, 2020 -which was received by the Company-; b) the third installment for USD 70,000 maturing on October 19, 2020; and c) the remaining balance of the second and third installments for USD 180,000 determined according to the original maturity of payments, plus the related interest, which will fall due on November 15, 2020. The rest of the quarterly payment schedule remains unchanged.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, which, at the date of issuance of these condensed interim financial statements, are still at the stage for producing evidence. Due to the suspension of the procedural time limits duly resolved by the CSJN as a consequence of the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive isolation ordered by DNU 297/2020, and extended by supplementary executive orders, a new time frame for the future stages of the process must be set by the commercial court hearing the case.

Note	32 | Events after the reporting period

On August 4, 2020, the House of Representatives gave half approval to a bill to increase the General Budget of the National Administration for the year 2020 by nearly ARS 1.9 billion in order to afford the payment of social, production and labor plans aimed at alleviating the economic crisis as a consequence of the effects of the COVID-19.

With regard to the electricity sector, it includes the recognition of credits equivalent to three times the average monthly bill of the last year of the transactions in the Wholesale Electricity Market (MEM) of Distribution Agents that provide their service in a Province or Grantors of Concessions that have adhered to the electricity rates maintenance set forth in Law 27,541, under the terms and conditions provided for by the Enforcement Authority.

The recognized credits will be applied only to distribution companies that as of October 31, 2020 do not have debts in the MEM or have adhered to a refinancing plan with CAMMESA, which must not exceed 60 monthly installments with a 12-month grace period, an interest rate on the balance equivalent to 50% of that in effect in the MEM; and comply with the terms and conditions provided for by the Enforcement Authority to guarantee compliance by Distribution companies with future monthly payment obligations.

The Senate’s approval of the bill, along with the regulation thereof, is still pending, in order to assess the scope and impact on the Company.

RICARDO TORRES
Chairman

32

CONDENSED INTERIM
FINANCIAL STATEMENTS

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of June 30, 2020, the related condensed interim statement of comprehensive income for the three and six months period ended June 30, 2020, the related condensed interim statements of changes in equity and cash flows for the six months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2019 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

33

CONDENSED INTERIM
FINANCIAL STATEMENTS

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

34

CONDENSED INTERIM
FINANCIAL STATEMENTS

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a) except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b) the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book);

c) we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12°, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d) at June 30, 2020 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 253,802,547, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 10th, 2020

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. R. Sergio Cravero Contador Público (UCA) C.P.C.E.C.A.B.A. T° 265 F° 92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 18, 2020